Mail Stop 0407

      							May 26, 2005


Mr. Gerry Racicot
President and Chief Executive Officer
Eiger Technology, Inc.
330 Bay Street, Suite 602
Toronto, Ontario M5H 2S8

	Re:	Eiger Technology, Inc.
      Form 20-F/A for Fiscal Year Ended September 30, 2004
		Filed May 3, 2005
		File No. 0-29320

Dear Mr. Racicot:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F/A for Fiscal Year Ended September 30, 2004

Item 5.  Operating and Financial Review and Prospects, page 14

A.  Operating Results, page 14

1. Expand your discussion of the changes in each income statement caption to provide a more comprehensive analysis of the reason for each significant change.

2. We note your disclosure at page 15 that you recorded non-recurring items relating to the write-down of certain capital assets, inventory and goodwill. Disclose the nature and amounts of each of these charges. In addition, we note that you have recorded a charge for the decline in value of long-term investments of $1,21,000. Disclose the nature of these investments and how you determined that the investments were impaired as of September 30, 2003.

B.  Liquidity and capital resources, page 16

3. Expand your discussion of liquidity and capital resources to include a discussion of your internal and external sources of liquidity, a discussion of your sources and amounts of cash flows and a discussion of your level of borrowings and the effect of these borrowings on your liquidity. In addition, provide a tabular presentation of contractual obligations, as described in Item 5.F. of
Form 20-F.

Item 15.  Controls and Procedures, page 33

4. We note your disclosure that your "Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company`s disclosure controls and procedures (as defined in US Exchange Act Rule 13a-14(c)) within 90 days of the date of this Form
20-F, have concluded that, as of such date, the Company`s
disclosure
controls and procedures were effective to ensure that material information relating to the Company was made known to them by others within the Company particularly during the period in which this
Form
20-F was being prepared"  (emphasis added).  Please note that filings
after August 14, 2003 must comply with the disclosure requirements of
revised Item 307.   That is, you must disclose the conclusion of
your
certifying officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, based upon the evaluation of these controls and procedures.
Please amend your Form 20-F accordingly.

5. We note your disclosure that your principal executive officer
and
principal financial officer have concluded that your disclosure controls and procedures are "effective to ensure that material information relating to the Company was made known to them by others within the Company particularly during the period in which this
Form
20-F was being prepared."    Please revise to indicate, if true,
that
your disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and are effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively, you may simply state that your disclosure controls and procedures are effective.

6. We note your disclosure that there were "no significant changes in the Company`s internal controls or in other factors that could significantly affect these controls subsequent to the date our Chief
Executive Officer and our Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Company`s internal controls requiring corrective actions" (emphasis added). Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please revise to provide the disclosure required by Item 308(c) of Regulation S-K.

Consolidated Financial Statements

7. Revise to include an audited statement of operations and a statement of cash flows for the year ended September 30, 2002, as required by Item 8 of Form 20-F. In addition, revise your disclosure at Note 12 to present the changes in the balance of shareholders` equity for the year ended September 30, 2002.

Auditors` Report, page 1

8. It appears that you have only included an auditors` report that covers the year ended September 30, 2004. The report indicates that the financial statements for the year ended September 30, 2003 were audited by another public accounting firm whose report is attached.
Please revise to include audit reports that cover all periods presented in the Form 20-F.

9. Auditing Standard No. 1 (AS 1) requires that auditors` reports state compliance with "the standards of the Public Company
Accounting
Oversight Board (United States)." Ask your auditors to revise their report to comply with AS 1.




*    *    *    *


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Melissa Hauber, Senior Staff Accountant, at
(202) 551-3368 or Robert Littlepage, Accountant Branch Chief, at
(202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director


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Mr. Gerry Racicot
Eiger Technology, Inc.
May 26, 2005
Page 5